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REFERENCE No: 82-34854

SUPPL

Company	C&C Group Plc
TIDM	CCR
Headline	Director/PDMR Shareholding
Released	13:08 16-Oct-06
Number	5158K

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

C&C Group plc

2. State whether the notification relates to

(i) a transaction notified in accordance with the *Market Abuse Rules*: or

(ii) a disclosure made in accordance with section 53 (as extended by section 64) of the Companies Act 1990 or entered into the issuer's register in accordance with section 59 of the Companies Act 1990; or

(iii) both (i) and (ii)

Notification relates to (iii) above and also UKLA Disclosure Rule DR 3.1.4 (1) (b)

3. Name of *person discharging managerial responsibilities/director*

Brendan Dwan - director

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Non-beneficial interest of Brendan Dwan in the Dwan Partnership a partnership in which the director is a partner

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

150,000 ordinary shares of E0.01 each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

403,100 options under Executive share option scheme

30,400 options under LTIP scheme

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Noreen O'Kelly Ph: +3531 616 1103

Name and signature of duly authorised officer of *issuer* responsible for making notification

Noreen O'Kelly

Co Secretary

Date of notification

16 October 2006

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